Exhibit 2.1
AGREEMENT
for the Sale and Purchase
of the entire corporate capital of
Microtecnica S.r.l.
By and between
SSCP Aero Holdings S.C.A.
as Seller
and
Goodrich Italia S.r.l.
as Purchaser

Execution Copy — 31 March 2011
QUOTA PURCHASE AGREEMENT
This quota purchase agreement (the “Agreement”) is entered into in Milan, Italy, on 31 March 2011, by and between:
(1)
SSCP Aero Holdings S.C.A., a company organized and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 9A Rue Gabriel Lippmann, L-5365 Munsbach, Grand Duchy of Luxembourg, enrolled with the Registre du Commerce et des Société of Luxembourg under No. B 139 744, with an Italian tax code No. 974499550156, represented by Mr. Stefano Bonfiglio in his capacity as Manager of the General Partner SSCP Aero Holdings S.à r.l. duly authorized pursuant to the board resolution of the managers of the General Partner dated 28 March 2011 (the “Seller”);

on the one side,
and
(2)
Goodrich Italia S.r.l., a company organized and existing under the laws of Italy, with registered office at Via Gabrio Casati 1, Milan, Italy, Tax Code No. 07392560962, represented by Mr. John Linker in his capacity as Chairman of the Board of Directors duly authorized pursuant to the Board of Directors resolution dated 31 March 2011 (the “Purchaser”), on the other side,
(the Seller and the Purchaser are herein collectively referred to also as the “Parties” and individually as a “Party”).
WHEREAS:
A.
The Seller owns a quota, having a par value of Euro 800,000.00, representing 100% (one hundred percent) of the issued corporate capital of Microtecnica S.r.l. (the “Quota”), a limited liability company organized and existing under the laws of Italy, with registered office at Piazza Arturo Graf 147, Turin, Italy, having a subscribed and paid-in capital equal to Euro 800,000.00, enrolled with the Register of Enterprises of Torino and tax code No. 08846940156 (the “Company”).

B.	The Company is engaged, inter alia, in the design, manufacture, assembly, marketing and servicing of precision mechanical, electromechanical and electronic equipment.
C.	The Seller has invited several potential buyers, including the Purchaser, to submit offers for the purchase of the Quota.
D.
From 21 December 2010 to 29 March 2011, the Purchaser and its representatives and advisors have conducted an investigation of the Company by means of a Due Diligence (as defined below) on, among others, financial, accounting, legal, environmental, commercial, technical, and other matters.

E.	The Purchaser intends to acquire the Quota and the Seller intends to sell the Quota, pursuant to the terms and conditions hereof.
F.	The Purchaser, on the basis of its own assumptions, assessments and estimates, has resolved to enter into this Agreement upon the terms and conditions provided herein.

Execution Copy — 31 March 2011
In consideration of the mutual covenants, representations, warranties, obligations and conditions set forth hereinafter, the Parties agree as follows.
1.	DEFINITIONS
1.1
In addition to the terms defined above and other terms defined herein, the following terms shall have the meanings set forth below for the purposes of this Agreement, provided that the words in singular shall be deemed to have the correspondent meaning in plural and vice versa:

“Acquisition Financing” means the loan agreement entered into by and between Partenza Aviazione (which has been merged into the Company) and, respectively, Banca Nazionale del Lavoro S.p.A. and Unicredit Corporate Banking S.p.A., as lead lenders, on 18 July 2008 and subsequently refinanced, for an outstanding amount, as at 30 November 2010, of approximately Euro 27,988,060 including interests, which will be fully repaid by the Company prior to the Closing Date.
“Additional Amount” has the meaning set forth in Section 2.2.1.
“Affiliate” means a Person Controlled by, Controlling or under common Control with the Person in question.
“Antitrust Authorities” has the meaning set forth in Section 3.2.1.
“Antitrust Clearances” means a decision, in whatever form (including a declaration of lack of jurisdiction) by all the Antitrust Authorities or the expiry of any applicable waiting period, authorizing or not objecting to the concentration, which includes any decision or consent by any such Antitrust Authorities setting forth conditions or obligations on the Purchaser or any of its Affiliates, or a mere filing or notification, that the Closing can take place, pursuant to the law, without a decision or the expiry of any waiting period.
“Antitrust Filings” has the meaning set forth in Section 3.2.1.
“Antitrust Term” has the meaning set forth in Section 3.2.4.
“Bank” means the primary national or international bank issuing the Bank Guarantee
“Bank Guarantee” means the bank guarantee, enforceable by the Purchaser in case of failure by the Seller to comply with the indemnity obligations set forth in Section 8 after completion of all procedures foreseen in Section 8 (including arbitration pursuant to Section 12.2), having a term equal to the one set forth in Section 8.3.4 for an amount of Euro 15,000,000.00 (fifteen million) until the 12th (twelfth) month after Closing and for Euro 5,000,000.00 (five million) — plus the amount of any pending Claims at such date — thereafter, issued by a primary national or international bank, substantially in the form of Schedule 6.2(c) (iv).
“Base Amount” has the meaning set forth in Section 2.2.1.
“Business Day” means any calendar day (other than a Saturday or a Sunday) on which banks are open for business in Milan, Italy, London, UK and Luxembourg.
“Claim” has the meaning set forth in Section 8.4.2.

Execution Copy — 31 March 2011
“Closing” means the purchase and sale of the Quota, the payment of the Purchase Price for the Quota pursuant to Section 2 and, in general, the execution and exchange of the Deed of Transfer and of all documents and the performance and consummation of all the obligations, actions and transactions set forth in Section 6.2 (c) and (d).
“Closing Date” means the 5th (fifth) Business Day following the date on which the Condition to Closing has been fulfilled or waived in accordance with this Agreement, as applicable, or such other date as the Parties may agree in writing.
“Companies” means the Company and the Subsidiary.
“Company” has the meaning set forth in Recital A.
“Condition to Closing” has the meaning set forth in Section 3.1.1.
“Confidentiality Agreement” means the confidentiality agreement signed by SSCP and Goodrich Corporation on 19 November 2010.
“Control”, “Controlled” and “Controlling” have the meaning provided for by, and must be interpreted pursuant to, Article 2359, nos. 1) and 2) of paragraph 1, of the Italian Civil Code.
“Data Room Documents” means the documents which were made available to the Purchaser and/or its representatives or advisors in a data room prior to the Execution Date, as listed in the data room index attached as Schedule 1.1(a).
“Deed of Transfer” has the meaning set forth in Section 6.2(a).
“Disclosure Letter” means the letter containing disclosures against the representations and warranties of the Seller under this Agreement, dated as of the date hereof, delivered to the Purchaser by the Seller and attached hereto as Schedule 1.1(b).
“Due Diligence” means the due diligence investigation and review conducted by the Purchaser and/or its representatives or advisors on information, documents and matters (including without limitation the Data Room Documents, the Management Presentations, the Q&A Sessions and the Site Visits) requested by and made available to any of them in relation to the Company.
“Employees” has the meaning set forth in Section 7.2K(a).
“Encumbrances” means any pledge, mortgage, sequestration, privilege, lien, seizure, registered claim (domanda giudiziale trascritta), and usufruct.
“Environmental Requirements” has the meaning set forth in Section 7.2 I (a)
“Execution Date” means the date hereof on which the Parties have executed this Agreement.
“Final Term” has the meaning set forth in Section 6.5.
“Financial Statements” means the audited annual accounts of the Company as at November 30, 2010, prepared in accordance with Italian GAAP, attached hereto as Schedule 1.1(b) (Disclosure Letter) under Section 7.2C.

Execution Copy — 31 March 2011
“IP Rights” has the meaning set forth in Section 7.2L(a).
“Italian GAAP” means generally accepted Italian accounting principles approved by the “Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri” as supplemented by the principles specified by the “Organismo Italiano di Contabilità” or, in their absence, the accounting principles by the International Accounting Standards Board (I.A.S.B.), applied by the Company consistently with the past practice and used to prepare the Financial Statements of the Company.
“Leakage” means the violation of any of the representations and warranties by the Seller under Section 4.1.
“Leased Properties” has the meaning set forth in Section 7.2E(a).
“Loss” has the meaning provided for in Section 8.1.1.
“Management Presentations” means the presentations related to the business, financial, strategic, operational and development aspects of the Company made to the Purchaser and/or its representatives or advisors by the Company’ management on 17 January 2011 and 22 February 2011 and any other presentation, discussion or interview made by the Seller, its representatives or advisors or by the Company’s management to, or with, the Purchaser and/or its representatives or advisors prior to the Closing.
“Material Adverse Change” means any damage, loss, liability and expense or any other adverse or negative event borne by the Companies which impairs the capacity of the Companies to conduct their ordinary business. For the avoidance of doubt, no event will be considered a Material Adverse Change unless it has a negative economic or financial impact in excess of Euro 10,000,000.00 (ten million).
“Notice of Claim” has the meaning set forth in Section 8.4.2.
“Operating Agreements” has the meaning set forth in Section 7.2G(a).
“Owned Properties” has the meaning set forth in Section 7.2E(a).
“Permits” has the meaning set forth in Section 7.2F(a).
“Permitted Encumbrances” means the Encumbrances indicated in the Disclosure Letter.
“Person” means any individual, company, firm, partnership, joint venture, corporation, proprietorship, association, trust, governmental body, agency or institution of a government, or any other organization or entity, public or private.
“Professionals” has the meaning set forth in Section 7.2K(e).
“Properties” has the meaning set forth in Section 7.2E(a).
“Purchase Price” has the meaning set forth in Section 2.2.1.
“Purchaser” means Goodrich Italia S.r.l. as defined at the beginning of this Agreement.

Execution Copy — 31 March 2011
“Q&A Sessions” means all information connected to questions on the Company asked by the Purchaser and/or its representatives or advisors, and the relevant answers in writing thereto provided by the Seller, its representatives or advisors and/or the Company’s management.
“Quota” has the meaning set forth in Recital A.
“Real Property Agreements” has the meaning set forth in Section 7.2E(d).
“Rules” has the meaning set forth in Section 12.2(a).
“Seller” means SSCP Aero Holdings S.C.A. as defined at the beginning of this Agreement.
“Shareholder Loan” means all sums owing by the Company to the Seller as at Closing pursuant to an intercompany loan agreement executed on 18 July 2008 for a principal amount of Euro 14,750,000 plus interests.
“Site Visits” means the visits to the facilities of the Company made by the Purchaser and/or its respective representatives or advisors during the Due Diligence.
“SSCP” means Stirling Square Capital Partners Second Fund Advisers Limited, with seat at 11-15 Seaton Place, St Helier — Jersey, Channel Islands JE4 0QH.
“Subsidiary” means Microtecnica Actuation Technologies LTD with registered office in Coombe Lodge, Bourne Lane, Blagdon, Bristol, BS40 7RG, United Kingdom.
“Tax” or “Taxes” means all taxes, levies or other like assessments, charges or fees, including (without limitation) corporate income (IRES), local tax on production value (IRAP), corporation, transfer, excise, property, Municipality property (ICI), sales, use, value-added (VAT), employment related (including employee withholding or employee payroll), withholding, social security, severance, stamp duty (imposta di bollo), registration tax, capital stock, customs duties and franchise or other governmental taxes or charges, imposed by any Tax authorities, and such term shall include any interest, penalties or additions to tax or additional amount attributable to such taxes.
“Tax Returns” has the meaning set forth in Section 7.2H(a).
“URNI” has the meaning set forth in Section 10.2.
2.	SALE AND PURCHASE OF THE QUOTA — PURCHASE PRICE
2.1	Sale and Purchase of the Quota
2.1.1
Subject to the terms and conditions of this Agreement, on the Closing Date the Seller shall sell and transfer to the Purchaser the Quota, and the Purchaser shall purchase from the Seller the Quota and pay the Purchase Price.

2.1.2	The Quota shall be transferred, with all rights and entitlements relating thereto, as from the Closing Date.
2.1.3
The payment of the Purchase Price by the Purchaser to the Seller shall be made without any set-off, exception, commission, withholding, duty, counterclaim, defense or condition in immediately available funds by wire transfer to the following bank account:                              or any other bank account communicated in writing by the Seller to the Purchaser at least 2 (two) Business Days before the relevant payment.

Execution Copy — 31 March 2011
2.2	Purchase Price
2.2.1
The Purchaser shall pay to the Seller at Closing, as consideration for the transfer of the Quota, in accordance to Section 6.2(d)(i) the amount of Euro 320,000,000.00 (three hundred and twenty million) (the “Base Amount”) plus an additional amount, calculated on the Base Amount for the period from 1st December 2010 up to and including the Closing Date, at a rate per annum equal to 8% — on the basis of a 365 day year — (the “Additional Amount”). The Base Amount and the Additional Amount are collectively indicated as the “Purchase Price”).

2.2.2	The Parties acknowledge and agree that, with the exception of what is foreseen in Section 4.3 below, the Purchase Price shall not be subject to any reduction, adjustment, amendment or revision.
3.	CONDITION PRECEDENT
3.1	Condition to Closing
3.1.1
The obligation of the Parties to effect the Closing hereunder shall be conditional upon the Antitrust Clearances from the Antitrust Authorities having been obtained or waived, as provided below (hereinafter the “Condition to Closing”).

3.1.2	The Purchaser and the Seller shall keep each other promptly informed on the status of the fulfillment of the Condition to Closing.
3.2	Antitrust Undertakings
3.2.1
The Purchaser undertakes to make full, complete and accurate filings at its own costs and expenses with the Bundeskartellamt (the German antitrust authority) and the Autorità Garante per la Concorrenza ed il Mercato (the Italian antitrust authority) (collectively the “Antitrust Authorities”), pursuant to all applicable antitrust laws and regulations, with respect to the transactions contemplated hereby (the “Antitrust Filings”). The Seller shall cooperate with the Purchaser for the above purposes, providing promptly to the Purchaser, to the Purchaser’s advisors or to the Antitrust Authorities, any and all information and documents (in addition to the ones provided prior to the Execution Date) that may be required for the above filings and representing that the documents and information provided in this respect are and will be true, correct and complete in all material respects. The Seller shall also promptly satisfy requests of additional information made by the Antitrust Authorities. Subject to Seller’s cooperation, the Purchaser undertakes to (a) make the above filings, as soon as practicable after the Execution Date and, in any event, by 8 April 2011; and (b) to supply promptly any additional information and documentary material that may be requested by the relevant Antitrust Authorities.

3.2.2
The Purchaser acknowledges the importance for the Seller that the Antitrust Clearances under Section 3.1.1 be secured and obtained as soon as possible and, therefore, undertakes, represents and warrants as follows:

(i)
the Purchaser has investigated the markets in which the Company operates, has availed itself of antitrust counsels, has obtained from such counsels preliminary indications, based on the relevant information, of the feasibility and legitimacy of the concentration resulting from the transactions contemplated in this Agreement and has concluded that the Antitrust Authorities are the only competent antitrust or competition authorities to scrutinize or approve the concentration and the transactions contemplated by this Agreement, and whose Antitrust Clearances are to be granted before the Closing Date;

Execution Copy — 31 March 2011
(ii)	the Purchaser is not aware of any reason which may prevent or delay the granting of the Antitrust Clearances;
(iii)
the Purchaser undertakes to use its best efforts to do all things necessary or appropriate under applicable laws and regulations to obtain the Antitrust Clearances without the necessity for the Antitrust Authorities to open investigation procedures or avail themselves of time extensions, and to consummate the transactions contemplated hereby, as soon as possible. The Purchaser also undertakes to accept and comply with, and to cause its Affiliates to accept and comply with, any condition, undertaking, obligation or requirement set forth by the Antitrust Authorities to consummate the Closing, within the Antitrust Term, provided that in the event the conditions, undertakings, obligations or requirements set forth by the Antitrust Authorities are, on the basis of the Purchaser’s reasonable judgment, materially detrimental for the business of the Company, the Purchaser and the Purchaser’s group taken as a whole, the Purchaser shall not be obliged to accept and comply (or cause its Affiliates to accept and comply) with them. The Parties agree that, for the purposes of this Section 3.2.2(iii) and Section 3.2.3, materially detrimental to the Purchaser and the Purchaser’s group taken as a whole shall mean that the conditions, undertakings, obligations or requirements set forth by the Antitrust Authorities require the Purchaser or the Purchaser’s group to divest or cease to operate any portion of its business. In such event, the Purchaser shall inform the Seller in writing on the above giving suitable details of the conditions and impact on the Purchaser and the Parties shall meet and discuss in good faith potential solutions for a period of up to 20 (twenty) Business Days in order to solve and overcome any obstacle to the granting and issuance of the Antitrust Clearances;

(iv)
the Purchaser shall keep the Seller regularly informed of the processing of the Antitrust Filings with the Antitrust Authorities and provide promptly the Seller with all the documents and information concerning the Antitrust Filings including the same Antitrust Filings, the Antitrust Clearances and any communication exchanged with or request made by the Antitrust Authorities; and

(v)
save as set forth in Section 3.2.2 (iii) above, the Purchaser shall abstain from any action or omission which could, directly or indirectly, have the effect of delaying, impairing or impeding the receipt of the Antitrust Clearances.

3.2.3
Should the Antitrust Clearances not have been obtained within 120 (one hundred and twenty) days of the Execution Date (the “Antitrust Term”) for whatever reason, the Seller, without prejudice to any other right or remedy it may have in the event of breach by the Purchaser of any of the provisions set forth in Section 3.2.1 and 3.2.2, shall have the right to terminate and withdraw from this Agreement by giving notice to the Purchaser by registered letter, return receipt requested, within 20 (twenty) Business Days after the expiry of the Antitrust Term. In such case, the provisions of Sections 11.5, 11.6 and 12 shall survive the termination of this Agreement. For the avoidance of doubt, the Parties acknowledge and agree that the Purchaser will not be liable towards the Seller, for any reason or cause, should the Antitrust Clearances not be obtained due to its refusal to comply with any condition, undertaking, obligation or requirement set forth by the Antitrust Authorities if it has determined, pursuant to Section 3.2.2(iii), that they are materially detrimental for the business of the Company, the Purchaser and the Purchaser’s group taken as a whole.

Execution Copy — 31 March 2011
4.	LOCKED BOX
4.1
Except as contemplated in Section 4.1 of the Disclosure Letter, or consented under Section 5.1 below, the Seller hereby represents and warrants to the Purchaser that from 1 December 2010 until the Closing Date, the Companies did not:

(i)	pay any dividend and/or make any distribution of reserves and/or reduction in the corporate capital;
(ii)
make any payment of management charges or payment to the management of other amounts (other than salary and/or deriving from contractual obligations entered into before the Execution Date and disclosed in the Disclosure Letter);

(iii)
save for the promotions of the two senior employees to the status of dirigenti occurred on 24 March 2011 and for the MBO scheme for 2011, which do not constitute a Leakage, make or announce any increase in the compensation, bonuses, incentives payable or to become payable by the Companies to any of its directors and senior employees (quadri and dirigenti), or appoint or hire, or terminate the office or employment of any of the, directors or senior employees (quadri and dirigenti), except as required by the law or by the applicable collective bargaining agreements;

(iv)
carry out or implement any material change in the treasury management (including but not limited to assumption of new debt, voluntary pre-payment of existing debt and/or termination of foreign exchange hedges or interest rate swaps/options) and/or payment terms to suppliers and/or by customers except for any change which is more favourable to the Companies. The payment of the Shareholder Loan, its waiver, the voluntary prepayment of the Acquisition Financing or the execution of a new unsecured overdraft facility (the latter if authorized by Goodrich Corporation’s treasury department), will not be considered a Leakage;

(v)
except for the long term agreement (LTA) entered into with HS/UTC Group on 4 March 2011, waive any receivable or claim, accept any third party claim, and settle any threatened or pending litigation, including waiving and settling any insurance claim, having a value in excess of Euro 500,000.00 each, provided that in no circumstances the above waivers, acceptances and/or settlements shall exceed, in aggregate, Euro 2,000,000.00;

(vi)
create any Encumbrance with respect to the assets, tangible or intangible included in the business of the Companies, grant any loan or other forms of financing or financial facility and/or incur, assume or modify the existing indebtedness of the Company, make any borrowing and/or any repayment of loans and/or payment of any interest thereon and/or draw any amount under existing credit facilities, save for overdraft and other short term liabilities in the ordinary course of business;

(vii)	incur any expense or make any payment in excess of Euro 100,000.00, except in the ordinary course of business consistent with past practices;
(viii)	incur any capital expenditures and/or capitalised research & development expenses for amounts exceeding by 10% the amounts set forth in the budget attached hereto as Schedule 4.1(viii); and
(ix)	enter into any binding commitment with respect to any of the foregoing.

Execution Copy — 31 March 2011
4.2
The Seller shall indemnify the Purchaser for an amount equal to any Leakage, on a euro to euro basis, accrued of interests for the period from the date of the Leakage to and including the date of reimbursement by the Seller, at a rate per annum equal to 8% — on the basis of a 365 day year. Such indemnification obligation shall apply also to Leakages disclosed in Section 4.1 of the Disclosure Letter.

4.3
Should a Leakage occur between the Execution Date and the Closing Date, the Seller shall promptly notify the Purchaser in writing and, if the amount of the Leakage exceeds Euro 250,000.00 (two hundred and fifty thousand), such sum shall be deducted from the Purchase Price paid at Closing. For the avoidance of doubt, the Parties acknowledge and agree that, should a Leakage occur between the Execution Date and the Closing Date which amount is lower than the above-indicated threshold, such sum will not be deducted from the Purchase Price but will be subjected to what is set forth in Sections 4.4 to 4.8 below.

4.4
If, after the Closing Date, the Purchaser becomes aware of any Leakage it shall promptly notify the Seller in writing , describing in reasonable detail the facts giving rise to such Leakage, including the amount or method of computation of the amount of such Leakage.

4.5
The Seller shall notify the Purchaser in writing within 15 (fifteen) Business Days after receipt of the relevant claim if it does not accept the existence and/or amount or method of computation of the communicated Leakage. Failure to deliver such objection will mean that the Seller shall have fully accepted the Leakage.

4.6
If the Purchaser receives an objection pursuant to Section 4.5 above, the Parties shall use all reasonable endeavours for a period of 20 (twenty) Business Days from the date of receipt of the objection to resolve the dispute. Failing an agreement, the Leakage will be subjected to arbitration pursuant to Section 12.2.

4.7
Any payment to be made by the Seller to the Purchaser in respect of a Leakage shall (a) not be subject to any reduction, adjustment, amendment or revision; and (b) be made within 5 (five) Business Days from the date (i) of expiration of the term for Seller’s objection pursuant to Section 4.5 above; (ii) of the agreement of the Parties pursuant to Section 4.6 above; or (iii) the arbitration award judging on the Leakage.

4.8
The rights of the Purchaser hereunder shall be enforceable only with respect to, and the Seller shall be responsible towards the Purchaser only in respect of, any Leakage notified by the Purchaser to the Seller within 120 (one hundred and twenty) days from the Closing Date. No action or claim may be brought by the Purchaser thereafter, except that the Seller’s obligations in respect of Leakages shall continue until final adjudication of any claim or action in respect of Leakage brought by the Purchaser against the Seller prior to the expiration of such period.

5.	INTERIM MANAGEMENT
5.1
Subject to the exceptions referred to herein below, the Seller agrees that as from the Execution Date up to the Closing Date, the Seller shall cause the Companies’ business to be conducted in compliance with the ordinary management, consistent with past practices, and without the prior written consent of Purchaser (which shall not be unreasonably withheld, but it being understood that in case the activity which requires a consent of the Purchaser causes a Leakage pursuant to Section 4.1, then the refusal of the Purchaser’s consent will be considered reasonable) the Seller shall not, and shall cause the Companies not, to:

(i)
make or announce any increase in the compensation, bonuses, incentives payable or to become payable by the Companies to any of its directors and senior employees (quadri and dirigenti), except as required by law and the applicable collective bargaining agreements;

Execution Copy — 31 March 2011
(ii)	hire or terminate the employment or office of any senior employee (quadri and dirigenti) other than as requested to avoid any breach of applicable labour laws, regulations and agreements;
(iii)	make any amendment of the certificate of incorporation or by-laws (or other organisational documents) of the Companies;
(iv)	create any Encumbrance with respect to the assets, tangible or intangible included in the business of the Companies;
(v)
enter into any loan or other form of financing or financial facility and/or incur, assume or modify the existing indebtedness of the Companies and/or make any borrowing and/or any repayment of loans and/or any payment of interest thereon and/or draw any amount under existing credit facilities, save for overdraft in the ordinary course of business;

(vi)	enter into any joint venture, partnership, profit sharing arrangement or pay any dividend or make any distribution of reserves;
(vii)
authorize for issuing, selling, redeeming or delivering (A) any capital stock of, or other equity or voting interest in, the Companies or (B) any security of any kind, including without limitation convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any share of capital stock of, or other equity or voting interest in, the Companies or (2) any security convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any share of the capital stock of, or other equity or voting interest in, the Companies;

(viii)
make any acquisition or disposition of, or commitment to acquire or dispose of, any interest, property or asset, or any entry into or commitment to enter into any relevant contract, agreement or commitment of this kind;

(ix)
carry out or implement any material change in the treasury management and/or contractual payment terms to suppliers and/or by customers, except for any change which is more favourable to the Companies;

(x)	enter into any transaction with any related party as defined under IAS 24, except for the renewal of the service agreement in force with the Subsidiary on its current terms;
(xi)
waive any receivable or claim, accept any third party claim, and settle any threatened litigation (including on tax matters), having a value in excess of Euro 100,000.00 each, provided that in no circumstances the above waivers, acceptances and/or settlements shall exceed, in aggregate, Euro 500,000.00;

(xii)
commence, compromise, settle, release or discharge any litigation having a value exceeding Euro 250,000.00 each, it being understood that the Seller shall notify the Purchaser of any new litigation, claim or inquires/investigations of public authorities;

(xiii)
terminate the existing insurance policies (unless they are immediately replaced by new policies covering the same risks on similar or better terms) or otherwise reduce or prejudice the current insurance coverage of the Companies;

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(xiv)
terminate, cancel, waive or amend in any way any contract, lease, agreement, license or renew any leases on different terms and conditions for an amount exceeding, in aggregate, Euro 1,000,000.00 (one million);

(xv)	enter into any agreement whose value exceeds Euro 2,000,000.00 (two million) per year or Euro 20,000,000.00 (twenty million) in aggregate or into any agreements with any governmental organisation;
(xvi)	enter into or terminate prior to expiration any currency hedges or interest rate swaps/options;
(xvii)	make any change to the Companies’ accounting policies;
(xviii)	incur any capital expenditures and/or capitalized research & development expenses for amounts exceeding by 10% the amounts set forth in the budget attached hereto as Schedule 4.1(viii);
(xix)	file tax elections, re-submit tax returns or take any action which would have a material adverse impact on the tax position of the Company for this period; and
(xx)	enter into any legally binding commitment with respect to any of the foregoing.
5.2	In any event, nothing contained in Section 5.1 shall oblige the Seller to:
(i)	contravene any laws or regulations, including any laws or regulations relating to competition, employment or privacy matters;
(ii)	adversely affect the ability of the Sellers to perform its obligations under this Agreement;
(iii)	adversely affect the business of the Companies and their ability to continue to manage its business in the event of the transactions contemplated herein not reaching completion.
6.	CLOSING
6.1
The Closing shall take place on the Closing Date, at the offices of Pavia e Ansaldo Studio Legale, located in Milan, via Del Lauro 7 or at such other place, date or time as the Parties may hereafter agree upon in writing.

6.2	On the Closing Date:
(a)
The Seller and the Purchaser, in order to comply with Italian tax and corporate law, shall execute a deed of transfer substantially in the text attached hereto as Schedule 6.2(a) (the “Deed of Transfer”), before Notary Public Dr. Mario Notari, with office in Milan, or another notary public selected by the Parties, for the transfer of the Quota. The Parties shall make their best effort to procure that Dr. Mario Notari, with office in Milan (or such other notary public) shall take care of all the filings with the Enterprises’ Register of Turin, the Tax Office and all of the other filings and formalities required by Italian law to transfer the Quota to the Purchaser; such Deed of Transfer shall not amend, supersede or novate any of the obligations of the Parties set forth herein, and this Agreement shall prevail in all cases upon such Deed of Transfer.

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(b)	The Seller and the Purchaser shall execute and deliver such other instruments as may be necessary to vest in the Purchaser full ownership of the Quota free and clear of any Encumbrances.
(c)	The Seller shall:
(i)	deliver to the Purchaser the Company quotaholders’ ledger book evidencing that the Seller is the sole and exclusive owner of the Quota, free and clear of any Encumbrance;
(ii)
deliver letters of resignation from all members of the board of directors of the Companies with effect as from the Closing Date and containing a waiver to any right or claim to compensation and/or reimbursement of costs and expenses towards the Companies with respect to the office held, except with respect to such compensation and reimbursement already accrued in the amount to be indicated in the resignation letter itself, and use its best efforts to procure the delivery of letters of resignation with the same content from all members of the board of statutory auditors of the Companies with effect as from the Closing Date;

(iii)
procure that a quotaholders’ meeting of the Companies is validly held at Closing to resolve on the appointment as directors and, possibly, statutory auditors of the Companies of such persons designated by the Purchaser in writing to the Seller at least 2 (two) Business Days prior to the Closing Date to replace the resigning members;

(iv)	deliver to the Purchaser the Bank Guarantee, substantially in the form of Schedule 6.2(c) (iv);
(v)
deliver to the Purchaser and the Company written confirmation, in the form of Schedule 6.2(c) (v), that the Shareholder Loan has been waived in full, inclusive of the affidavit from SSCP that forms an attachment thereto;

(vi)	deliver to the Purchaser written evidence of the full reimbursement of the Acquisition Financing and release of the Quota from the related Encumbrance; and
(vii)	execute and deliver such other instruments as may be necessary, under applicable law, to vest in the Purchaser title to the Quota.
(d)	The Purchaser shall:
(i)	pay the Purchase Price to the Seller, without any set-off, counterclaim, exception, defense or condition, except as foreseen in and in accordance with the provisions set forth in Section 2.1 above;
(ii)	execute and deliver such other instruments as may be necessary, under applicable law, in respect of the purchase and sale of the Quota; and
(iii)	pay or cause to be paid any stamp, transfer, notarial or similar taxes, duties, fees, costs and expenses however due in respect of the execution and filing of the Deed of Transfer.

Execution Copy — 31 March 2011
6.3
All actions and transactions indicated in Section 6.2 above, and the execution of the Deed of Transfer, shall be regarded as a single transaction so that, at the option of the Party having interest in the carrying out of an action or transaction, no action or transaction shall be deemed to have taken place if and unless all other actions and transactions shall have taken place as provided in this Agreement. The Parties acknowledge the essential nature of this provision.

6.4
The execution of the Closing and of the Deed of Transfer shall not affect, and shall not have any novative effects on, the rights and obligations of the Seller and the Purchaser provided for in this Agreement, which shall remain effective as stated herein.

6.5
In the event that the Closing cannot be consummated within 180 (one hundred and eighty) days of the Execution Date (the “Final Term”), subject to the Seller not having terminated this Agreement pursuant to Section 3.2.3, either Party shall have the right to terminate and withdraw from this Agreement by giving notice to the other Party by registered letter, return receipt requested, within 30 (thirty) Business Days of the expiry of the Final Term and neither Party shall have any right or claim of any nature whatsoever against the other Party as a result thereof, except in respect of breach of the terms and conditions of this Agreement. The provisions of Sections 11.5, 11.6 and 12 shall survive the termination of this Agreement.

7.	REPRESENTATIONS AND WARRANTIES BY THE SELLER
7.1
The Seller does not directly or indirectly make any representations, give any warranties or undertake any commitments with reference to the Companies, their assets and business, the Quota and more in general the transactions contemplated under this Agreement, other than those expressly and specifically given in this Agreement. It is acknowledged and agreed that if two or more representations and warranties cover the same subject matter, only one and the more specific representation or warranty shall govern and no other or more general representation and/or warranty shall apply and may be relied upon.

7.2
Except as (i) disclosed in the Disclosure Letter, (ii) permitted or contemplated under this Agreement, or (iii) agreed or consented to in writing, or in accordance with Section 5.2 above, by the Purchaser, the Seller hereby makes the following representations and warranties to the Purchaser:

A.	Incorporation and Good Standing
(a)
The Seller is a “SCA” (Société en commandite par actions) duly organized, validly existing and in good standing under the laws of The Grand Duchy of Luxembourg and has all requisite power and authority to dispose of the Quota and to enter into this Agreement and carry out the transactions contemplated herein;

(b)
the Company is an “S.r.l.” (società a responsabilità limitata) duly organized, validly existing and in good standing under the laws of Italy and has all requisite corporate power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned; and

(c)
the Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of England and has all requisite corporate power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.

Execution Copy — 31 March 2011
B.	Corporate Capital, Quotas, Consents
(a)	The Quota is duly authorized, validly issued and fully paid. There are no Encumbrances with regard to the Quota other than the Permitted Encumbrances;
(b)	the Seller holds full and sole title to the Quota which represents 100% (one hundred percent) of the corporate capital of the Company;
(c)
there are no outstanding (i) options, warrants or other rights to purchase from the Companies any capital stock; (ii) securities convertible into or exchangeable for quotas of capital stock of the Companies; or (iii) other commitments of any kind of the Companies for the issuance of additional quotas of capital stock or options, warrants or other securities of the Companies;

(d)	all corporate actions necessary for the Seller to approve the execution of this Agreement have been obtained;
(e)
except for the Antitrust Clearances, the Seller may enter into this Agreement and consummate the transactions contemplated hereby without the necessity of obtaining the prior consent, authorization, or approval from any governmental authorities.

(f)
The execution of this Agreement, and the carrying out of the transactions contemplated herein, do not violate or conflict with the by-laws of the Companies or the Seller or any agreement entered into by the Companies or the Seller ; and

(g)
the Companies do not hold any shareholding in any company or in any other entity other than: (i) a quota representing the 100% of the corporate capital of Microtecnica Actuation Technologies Ltd; (ii) a quota representing 250 shares in the corporate capital of C.I.R.A. (Centro Italiano Ricerche Aerospaziali) S.C.p.A. (Società Consortile per Azioni); and (iii) a quota representing the 1.5% of the corporate capital of C.T.R.E. — Consorzio Torino Risparmio Energetico.

C.	Financial Statements and Accounting Matters
(a)	The accounting books and records of the Companies represent all the accounting books and records required by, and have been kept in accordance with, all applicable laws and regulations;
(b)
the Financial Statements as a whole have been prepared in compliance with Italian GAAP applied on a consistent basis and are true, correct and complete in all material respects, are reconcilable to the books and records of the Company and present fairly the financial position of the Company as at November 30, 2010, and the results of its operations for the period indicated;

(c)	Since November 30, 2010 no fact, event or circumstance has occurred which may have a Material Adverse Change on the Company.
D.	Assets
(a)
The Company has title to or has the right to use all the material tangible fixed assets included in the Financial Statements and that it currently uses in the conduct of its business, free from any Encumbrances other than Permitted Encumbrances;

(b)
all the material tangible fixed assets currently utilized by the Company, including properties, plants, machinery and equipment, are in such state of preservation as is commensurate with their age and state of use, including wear and tear due to their use.

Execution Copy — 31 March 2011
E.	Real Property
(a)
The Companies have the full and free ownership of the real estate property described in the Disclosure Letter under Section 7.2 E(a)A (the “Owned Properties”) and the building leases (“proprietà superficiaria) of the real estate property described in the Disclosure Letter under Section 7.2 E(a)B and the loan for use (comodato) of the real estate property described in the Disclosure Letter under Section 7.2 E(a)C (the “Leased Properties” and, together with the Owned Properties, the “Properties”).

(b)	The Company has good and marketable title to and full and lawful ownership on the Owned Properties.
(c)	The Properties are free from any Encumbrances other than Permitted Encumbrances.
(d)
As far as the Seller is aware, the Companies have right to use the Leased Properties and are not currently, under any material default with respect to any of the lease agreements concerning the Leased Property (the “Real Property Agreements”).

No action by Purchaser and/or the Companies will be required on Closing in order for the Real Property Agreements to remain in effect with the same terms as those currently in force and to enable the Companies to continue using or occupying the Leased Property as currently used or occupied.
All the obligations under the Real Property Agreements have been duly and timely fulfilled by the parties of the Real Property Agreements and there are no material defaults under such Real Property Agreements.
The Company’s option to purchase the real estate properties described in the Disclosure Letter under Section 7.2 E(d) for the price of approximately Euro 250,000, which may be exercised with notice of 30 days before the expiry of the earlier of the following terms (i) 5 (five) years from the date of the certificate of the completion of the cleaning up procedure as provided for by the agreement with Magnaghi Aerospace S.p.A. dated 27 November 2001; or (ii) 15 (fifteen) years from 27 November 2001, is disputed by the current owner with respect to (A) the portion of the area object of the option and (B) the terms to exercise the option, as disclosed in Section 7.2 E (d) of the Disclosure Letter.
(e)
The Properties are in all material respects in compliance with the (i) town planning, health and safety, fire prevention, fit for use and building permits and building authorizations required and/or necessary to conduct the business of the Companies as it is currently conducted; and (ii) applicable town planning, health and safety, fire prevention, fit for use, building, and cadastral laws and specific ordinances.

Execution Copy — 31 March 2011
F.	Permits and compliance with laws
(a)
The Companies hold the permits, certificates, licenses, approvals and other authorizations of governmental authorities as are necessary for the conduct of their business (collectively “Permits”) as it has been conducted so far and no written notice of breach in respect of the Permits has been received by the Companies.

(b)	As far as the Seller is aware, the Companies are in all material respects in compliance with the applicable export and import laws and:
(i)
as far as the Seller is aware, there are no claims, complaints, charges, investigations or proceedings that are pending or threatened in writing against the Companies as a result of violation of export and import laws; and

(ii)	the Companies have committed no violation of export and import laws.
(c)	The Company has implemented the organizational model pursuant to Legislative Decree no. 231 of 2001.
(d)
The Companies are in compliance with all applicable anti-corruption laws and, as far as the Seller is aware, after reasonable inquiry, nothing of value has been offered or paid to any government official in order to assist the Companies in obtaining or retaining business under circumstances that would constitute a violation of the U.S. Foreign Corrupt Practices Act.

G.	Agreements
(a)
The Disclosure Letter under Section 7.2(G)(a) sets forth a list of the material OEM and aftermarket supply agreements, to which the Companies are a party (the “Operating Agreements”) each one having a value exceeding Euro 1,000,000.00 (one million) per year or in aggregate exceeding Euro 3,000,000.00 (three million) over the term of the Operating Agreement.

(b)
With respect to each Operating Agreement: (i) it was entered into in the ordinary course of the business, is in full force and effect on the date of this Agreement and is valid, binding and enforceable in accordance with its terms; (ii) the Companies have not received any written notice or claim of any breach or default from any party relating to the Operating Agreements; and (iii) neither the Companies nor, as far as the Seller is aware, any other party to any Operating Agreement, has received any written notice of termination of any Operating Agreement.

(c)
The Companies have complied in all material respects with the contractual deadlines for the delivery of products to customer pursuant to the specifications and requirements applicable pursuant to the Operating Agreements as were implemented at the time, and as far as Seller is aware, there are no circumstances that will or in the reasonable opinion of the Seller be likely to have a Material Adverse Change in relation to the Operating Agreements.

(d)
As far as the Seller is aware, no changes have been made or notified to the Companies to the product specifications contained within the Operative Agreements which would have a material adverse effect on the gross margins for such agreements.

Execution Copy — 31 March 2011
H.	Taxes
Since 19 July 2008:
(a)
the Companies have filed all returns and reports related to Tax (“Tax Returns”) which were required to be filed with the competent tax authorities prior to the Closing Date in respect of all Taxes and no filing extensions for any Tax Returns are currently outstanding. Each Tax Return is complete and accurate in all material respects, and the Companies have paid all Taxes shown to be due on such Tax Returns and any assessments received with respect thereto, or, to the extent its liability for any Taxes has not been fully disclosed, the same have been properly reflected as a liability on the Companies’ books and records and adequate reserves according to Italian GAAP have been established in the Financial Statements;

(b)	the Companies have not received any written notice of any claim for Taxes against them for periods ending on or prior to the date hereof;
(c)
no Tax Return or Tax Return liability of the Companies is currently under on-going audit, or as far as the Seller is aware, proposed to be examined, by any applicable local tax or foreign tax authority;

(d)	the Companies have not executed any waivers or agreed to any extensions of the statute of limitations for Taxes in any jurisdiction;
(e)
there are no Tax Encumbrances on any of the assets owned or used by the Companies, except for the reimbursement of the Euro 422,727.48 VAT credit relating to the third quarter of 2009 which has been suspended;

(f)	Save as indicated in the Disclosure Letter, none of the Companies has any liability for Taxes as transferee of any third party;
(g)
any extraordinary transactions (e.g. merger, contribution in kind, de-merger, etc.) performed by the Companies or in which the Companies have been involved as beneficiary company which would be connected to this Agreement has been performed in compliance with the applicable tax law and all the related tax fulfillments have been accomplished in due time. There are no tax burdens related to a potential tax requalification of the extraordinary transactions performed which is in connection with this Agreement that will be borne by the Companies or the Purchaser.

I.	Environmental
(a)
As of 19 July 2008, the Companies situations as regards compliance with permits, licenses and other material authorizations required under applicable laws and regulations concerning pollution or protection of the environment, in each case in effect on or prior to the date hereof, including all such laws and regulations relating to the emission, discharge, release or threatened release of any petroleum, pollutants, indoor or outdoor environmental contaminants or hazardous or toxic materials, substances or wastes into the environment, including indoor and ambient air, surface water, groundwater, lands, wetlands and subsurface strata (“Environmental Requirements”) was as identified in Section 7.2 I (a) of the Disclosure Letter.

(b)
Since 19 July 2008 the Companies have not received any written notice, or as far as the Seller is aware, any other notice, from any public authority or other third party asserting or alleging that the Companies have failed in any material respect to comply with any Environmental Requirement, or that the Companies are liable in any material respect to any Person for any material injury or material damages under the Environmental Requirements, including in connection with, the release of any petroleum, pollutants, environmental contaminants, hazardous or toxic materials, substances or wastes.

Execution Copy — 31 March 2011
(c)
The Seller and the Companies have not (i) acted in any way in violation of the Environmental Requirements so that they have caused leakages, emissions, pollutions, exposures, discharges, releases of any petroleum, pollutants, indoor or outdoor environmental contaminants or hazardous or toxic materials, substances or wastes deteriorating their position as regards compliance with the Environmental Requirements applicable with respect to what is indicated in Section 7.2 I (a) of the Disclosure Letter; and (ii) since 19 July 2008, breached the “Environmental Covenant” attached as Schedule 8.3.12 to the “Agreement for the Sale and Purchase of the entire corporate capital of Microtecnica S.r.l.” entered into on July 18, 2008 by United Technologies Holding S.r.l. and Partenza Aviazione S.r.l..

J.	Litigation
(a)
There are no claims, actions, disputes, suits, proceedings, arbitrations, investigations or criminal proceedings, whether or not before any court, tribunal, governmental authority or other forum pending or threatened in writing against the Companies.

K.	Employment
(a)
The employees who, at the Execution Date, are employed by the Companies at any title, including the managers (dirigenti) and fixed term employees (i.e. lavoratori subordinati), are those listed anonymously, with indication of the relative category into which they are placed, job position into which they are placed, and salary, in the Disclosure Letter under Section 7.2 K (a) (collectively, the “Employees”). On the Closing Date the Seller shall deliver to the Purchaser a new version of Section 7.2 K (a) of the Disclosure Letter containing the names of the Employees, in addition to the information already provided. There is no other Person who is entitled or can claim to be considered an Employee of the Companies.

(b)
The employment of the Employees is governed by the following collective bargaining agreements: “Contratto Collettivo Nazionale di Lavoro per i Lavoratori Addetti all’Industria Metalmeccanica e Privata e alla Installazione Impianti” and the “Contratto Collettivo Nazionale di Lavoro per i Dirigenti delle Aziende Industriali”, in force as of the date hereof. The conditions of employment applicable and actually applied to the Employees (including the provisions of law regarding the mandatory hiring of disabled people) are in all material respects in compliance with the provisions of the applicable laws and collective bargaining agreements, as supplemented by the company collective agreements which are disclosed in Section 7.2 K (b) of the Disclosure Letter.

(c)
All Employees have been duly and properly remunerated for all the services performed in the course of their working relationship with the Companies in compliance with the applicable provisions of law and relative labor contracts and all other payments due to them (whether in their capacity as employees or otherwise) have been made. Other than as disclosed, there are no other forms of remuneration or benefits or particular treatments (including, without limitation, special incentive schemes or bonuses). With respect to the remuneration paid to the Employees, all filings and contributions have been made relating to compulsory health insurance and social security and to the tax withholdings laid down by law.

Execution Copy — 31 March 2011
(d)
The severance indemnity (trattamento di fine rapporto) due to the Employees have been regularly set aside and are properly entered in the Financial Statements in accordance with applicable Italian GAAP.

(e)
Section 7.2 K (e) of the Disclosure Letter contains a complete list of all directors, self employed persons (lavoratori autonomi), co.co.co. (collaborazioni coordinate e continuative) project workers (lavoratori a progetto), and agents of the Companies (the “Professionals”), together with an indication of the relevant remuneration. With respect to each of the agreements with the Professionals (i) it is in full force and effect on the date of this Agreement and is valid, binding and enforceable in accordance with its terms; and (ii) the Companies are not in breach of or default under any of such agreements.

(f)
The Professionals have been duly remunerated for all the services performed in the course of their working relationship with the Companies in compliance with the applicable provisions of their relevant agreements and the law, and there are no schemes under which any Professionals (with the exception of the agents) is entitled to a commission, bonus or additional remuneration of any kind. With respect to the remuneration paid to the Professionals, all contributions have been made relating to compulsory health insurance, social security and tax withholding required by the law.

L.	Intellectual Property
(a)
The Disclosure Letter under Section 7.2L(a) sets forth the list of the patents, trademarks and other registered industrial and intellectual property rights owned by the Companies (collectively, the “IP Rights”) as well as:

(i)	all licenses relating to the IP Rights granted by the Companies to third parties;
(ii)	all licenses relating to IP Rights held by the Companies as licensee
(b)	The IP Rights are valid and effective, free from any Encumbrance, in the relevant countries.
(c)
All IP Rights have been duly registered or registration has been regularly applied for in all countries in which the Companies require the protection of such IP Rights for their business and the Companies have made all payments relating to the filing, continued prosecution, examination, reissue, and/or maintenance of the IP Rights.

(d)
The Companies have not received any written communication that the use of intellectual property rights (inclusive of the IP Rights) in their businesses constitutes any infringement by the Companies of any right of third parties.

M.	Bank Accounts, Loans, Credit Facilities
(a)
The Disclosure Letter under Section 7.2M(a) indicates the name of all banks in which Companies has an account or safe deposit, and lists such accounts or boxes together with the authorized proxies thereto.

(b)
Except as specified in the Disclosure Letter under Section 7.2M(b) the Companies are not a party to any loan agreements, overdrafts or similar short term borrowing facilities or other credit facilities or leasing agreements. The Companies have not made any loan to any Employees, directors or consultants or affiliates.

Execution Copy — 31 March 2011
(c)
Section 7.2M(c) of the Disclosure Letter lists all the guarantees, comfort letters, letters of credit and similar agreements or undertakings issued by Companies and outstanding to third parties. Section 7.2M(c) of the Disclosure Letter also lists all the guarantees, comfort letters, letters of credit and similar agreements or undertakings issued by any third party to the benefit of Companies and all such guarantees are in full force and effect. The consummation of the transactions contemplated in this Agreement will not lead to the termination, interruption, suspension or revocation of the instruments listed in Section 7.2M(c) of the Disclosure Letter.

N.	Information Technology
(a)
The Companies’ information technology, meaning computer hardware, software, networks and/or other information technology and any aspect or asset of Companies which relies on computer hardware, software, networks and/or other information technology (whether embedded or otherwise), is capable of operating the business of the Companies as it is currently conducted.

O.	Accounts Receivable
(a)
As far as the Seller is aware, all of the accounts receivable indicated in the Financial Statements are effectively collectable, valid and existing, or have been represented as such to the factoring company, and they will not be affected by any Encumbrance, dispute, objection, claim, challenge, set off or claim by the factoring company (including but not limited to a re-sale to the Company of the factored receivable due to the failure to collect it), subject to the provisions made in the Financial Statements. The Seller has no reason to believe that the provisions made in the Financial Statements are not adequate according to Italian GAAP. The Purchaser acknowledges that the Seller shall not be liable under this representation and warranty in the event of non-collection of such accounts receivable due to reasons different than the ones listed above.

(b)
As far as the Seller is aware, there is no reason to believe that the accounts receivable that have accrued since the date of the Financial Statements until Closing are not effectively collectable, it being understood that the Seller does not provide any warranty on the actual collection of such accounts receivable.

(c)	All of the accounts receivable of the Companies have been duly registered in their accounting books and arise from lawful operations.
P.	Insurance
(a)	Since 19 July 2008 there has been no interruption or suspension in the validity or coverage of the insurance policies that have been maintained by the Companies.
(b)
Since 19 July 2008 all insurance policies in connection with business or assets of the Companies are written in the name of the Companies and are in full force and effect; the Companies have not done or omitted to do anything which may render any of those policies void and have complied with all conditions attached to them, including the payment of all relevant premiums.

Execution Copy — 31 March 2011
(c)
No claim under any policy of insurance in connection with the business or assets of the Companies filed since 19 July 2008 is outstanding and as far as the Seller is aware there are no circumstances likely to give rise to such a claim other than those claims and circumstances disclosed to the Purchaser. All outstanding claims under any insurance policy has been duly filed and the Companies have duly followed the relevant procedure, providing any information requested by the insurers, so that there is no reason why the claim will not be satisfied on procedural grounds.

(d)	Since 19 July 2008, no insurer has ever cancelled a policy of the Companies due to the fault of or circumstances related to non-compliance, by the Companies.
Q.	Brokers and Finders
(a)
There is no Person that is entitled to a finder’s fee or any type of brokerage commission from the Purchaser in relation to or in connection with the transactions contemplated herein as a result of any agreement or understanding with the Seller, nor has the Seller had any dealings related to the transactions contemplated herein with any Person that may claim a brokerage or other commission from the Purchaser.

7.3
The representations and warranties of the Seller contained in this Agreement shall be true and correct at the Execution Date and, subject to this Section 7.3, at the Closing Date with reference to the situation existing as at the Closing Date. Until the Closing Date the Seller may provide the Purchaser with updates to the Disclosure Letter, limited to events occurred during such period and as necessary to make the representations and warranties true and correct as of the Closing Date; it being understood and agreed, however, that such updates shall not change the indemnification rights of the Purchaser nor the liabilities and obligations of the Seller under this Agreement unless otherwise stated in this Agreement and, with respect to the updates relating to events, facts, acts or omissions (a) occurring in the ordinary course of business, (b) permitted or contemplated under this Agreement, (c) disclosed in this Agreement, its Schedules, the Disclosure Letter, (d) agreed or consented to in writing, or in accordance with Section 5 above, by the Purchaser.

7.4
In relation to any representation and/or warranty which is expressed to be given or qualified by “as far as the Seller is aware” or similar expression, this shall mean: the actual knowledge of Mr. Roberto Hofmann, Mr. Alan Bean, Mr. Roberto Assereto, Mr. Carlo Marello, Mr. Steve Page, Mr. Chris Harris, Mr. Marco Rani, Mr. Marino Ferrara and Ms. Carlamaria Tiburtini acting in the diligent performance of their respective office as the Company’s managers.

8.	SELLER’S INDEMNIFICATION OBLIGATIONS
8.1	Seller’s Responsibility
8.1.1
Subject to the occurrence of the Closing and the conditions and limitations set forth below, the Seller with reference to the representations and warranties given, or the obligations undertaken in this Agreement, agrees to hold the Purchaser harmless and indemnified from and against any and all loss, damage, expense, cost, fine, fee, penalty or injury including those resulting from any and all actions, suits, proceedings, demands, assessments or judgments, together with reasonable costs and expenses including the attorneys’ fees and other legal costs and expenses relating thereto actually suffered or incurred by the Purchaser or the Company if and to the extent it arises or results from the breach of any of the representations and warranties given as specified in Section 7 above, directly deriving from facts or circumstances occurring before the Closing Date, even if the loss arose after such date, or from the breach of any other obligation of the Seller under this Agreement (for all purposes of this Agreement, the “Loss”). The Parties agree that Losses shall not include any decrease in value of the Quota or of the Company, loss of income, revenues or profits by any of the Company or the Purchaser, or any indirect or consequential damages. For the purposes of Sections 7.2 C (a) and (b) (Financial Statements), the Parties further agree that Loss shall not include any Loss for write-downs of, or differences from, the value of the fixed assets accounted for in the Financial Statements, or accounting records of the Company, except with respect to non-existing fixed assets.

Execution Copy — 31 March 2011
It is understood and agreed that nothing identified in the Disclosure Letter may constitute grounds for any claim by the Purchaser against the Seller under this Agreement or otherwise, it being however understood that the Due Diligence will not be considered disclosed for the purposes of Seller’s liability under this Section 8.1.
8.1.2	Subject to the procedure set forth in Section 8.4 below and to arbitration procedure under Section 12.2, any indemnification due by the Seller hereunder shall become due and payable only
(i)
in case of a third party claim (including public authority) if the relevant third party (including public authority) claim has become due, payable and enforceable pursuant to an enforceable judicial judgment (sentenza esecutiva) (provided that, if the claim is subject to any further appeal or opposition and such appeal or opposition reduces or eliminates the liability of the Company or the Purchaser, any excess amount initially indemnified by the Seller shall be forthwith returned to the same), or upon a final and binding arbitral award, or upon any final settlement of the claim, or

(ii)	in the other cases, when the Company actually incurs the relevant Loss, and shall be paid within 10 (ten) Business Days of the date on which the Losses become due and payable as set forth in this Section 8.1.2, and therefore upon completion of the procedure set forth in Section 8.4 below and/or of the arbitration procedure under Section 12.2.
Failure by the Seller to pay any indemnification when due pursuant to this Section 8 will entitle the Purchaser to enforce the Bank Guarantee according to the provisions set forth in the Bank Guarantee.
8.2	Exclusive Remedy

It is understood and agreed that, except in the event of fraud or willful misconduct and except in case of breach of the Seller’s obligations set forth in Section 6.2(c), the right to obtain indemnification pursuant to this Section 8 shall exclude any other right, action, remedy, defense, exception, claim or means of protection available to the Purchaser in relation to the Seller’ breach of any of the representations and warranties specified in Section 7 above or in relation to the Seller’s breach of other obligations under this Agreement.

8.3	Exclusion and Restrictions
The Purchaser’s right in respect of Losses shall be subject to the following paragraphs of this Section 8.3 and the provisions of applicable law, being it however understood that the limitations foreseen in this Section 8.3 shall in no way apply to any Leakage or in case of breach of the Seller’s obligations set forth in Section 6.2(c).
8.3.1
The Seller shall not be liable at any time for indemnification under this Section 8 for any individual Loss actually indemnifiable (after having taken into account any and all applicable exclusions and limitations) by the Seller to the Purchaser pursuant to this Agreement not exceeding Euro 25,000.00.

Execution Copy — 31 March 2011
8.3.2
The Seller’s indemnification obligation hereunder shall be effective only when the cumulative amount of Losses actually indemnifiable by the Seller to the Purchaser pursuant to this Section 8 — after having taken into account any and all applicable exclusions and limitations, and excluding for the avoidance of doubt individual Losses below the threshold set forth in Section 8.3.1 above — in the aggregate exceeds Euro 1,000,000.00, provided that, if said threshold is exceeded, the Seller shall be liable to pay the full amount and not only the excess over Euro 1,000,000.00.

8.3.3
In no event shall the cumulative amount payable by the Seller in the aggregate to the Purchaser by way of indemnification or any other grounds pursuant to this Section 8 exceed Euro 15,000,000.00, save in relation to Losses deriving from breaches of the representations and warranties under Sections 7.2 A and 7.2 B where the cap shall be the Purchase Price.

8.3.4
The rights of the Purchaser hereunder shall be enforceable only with respect to, and the Seller shall be responsible towards the Purchaser only in respect of, any breach of the representations and warranties or other obligations of the Seller, for which a Notice of Claim (as defined below) is given by the Purchaser to the Seller pursuant to Section 8.4.2 before (i) the Closing Date in respect of breaches of the representations and warranties set forth in Sections 7.2 E, F, G, K, L, M, N and Q; (ii) the date occurring 15 (fifteen) months from the Closing Date in respect of breaches of the representations and warranties set forth in Sections 7.2 C, D, I, J, O and P; and (iii) the expiration of the period of the statute of limitations applicable to the underlying claims in respect of breaches of the representations and warranties set forth in Sections 7.2 A, B, and H.

No action or claim may be brought by the Purchaser thereafter, except that the representations and warranties shall continue until final adjudication of any claim or action brought by the Purchaser against the Seller prior to the expiration of such period.
8.3.5
The amount due by the Seller under this Section 8 with reference to a request for indemnification shall be off-set or reduced by any amount that any of the Purchaser, its Affiliates or the Company (or respective successors in interest) has received from any third party (including insurers or Tax authorities) with reference to the specific matter that is the subject of the request for indemnification. In particular, the Purchaser commits itself to take any action necessary or appropriate (including any notification to be made to its insurers, any of the Affiliates’ insurers and/or the insurers of the Company and the diligent commencing and pursuing of any proceeding) or to cause any action necessary or appropriate to be taken by its Affiliates and the Company (including any notification to be made to their insurers and/or the insurers of the Company and the diligent commencing and pursuing of any proceeding), in order to obtain the payment of insurance indemnities or other sums in relation to a potential or actual Loss.

8.3.6
If the Seller pays to the Purchaser an amount in discharge of a Claim and any of the Purchaser, its Affiliates or the Company (or respective successors in interest) subsequently receives from a third party a sum which is referable to the Claim (including without limitation by way of insurance or as Tax refund or credit), the Purchaser shall immediately repay to the Seller: (i) an amount equal to the sum so received from such third party by the Purchaser, its Affiliates or the Company (or respective successors in interest); or (ii) if the figure resulting under paragraph (i) above is greater than the amount paid by the Seller in respect to the relevant Claim, the amount paid by the Seller, provided that amounts to be paid back to the Seller pursuant to this Section 8.3.6 shall be net of any tax paid or payable by the Company and/or the Purchaser when receiving such sums.

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8.3.7
The Purchaser will not be entitled to indemnification (i) for Losses for which the Company has made specific provisions or reserves accounted for in the Financial Statements to the extent of such provisions or reserves or (ii) in relation to Losses which were already indemnified or otherwise made good in accordance with this Agreement. For the avoidance of doubt, any indemnity or payment provided hereunder by the Seller shall be so applied as to avoid any double counting.

8.3.8
Notwithstanding any other provision of this Section 8, the Purchaser may not assert any claim against the Seller for indemnification or otherwise to the extent that such claim would arise from, or be increased as a result of, any change in the applicable law or regulations or in the interpretation of any existing law or regulations or the issuance of any new law or regulations since the Execution Date.

8.3.9
It is understood and agreed that if, in relation to the period in which the relevant representations and warranties and obligations of the Seller are valid and enforceable in accordance with this Agreement, there are enacted provisions of law which would allow the Company to proceed with an amnesty or an alternative dispute resolution procedure in the field of administrative or environmental matters or exchange control, including amnesties for real estate and building law violations, the following procedure shall apply. The Seller shall have the right to take advantage of the intervening legislation and, for that purpose, it will make, with the assistance of the Company, the relevant calculations and applications. The Purchaser shall, and shall cause the Company to, take all actions necessary or appropriate so that the request of the Seller on such intervening legislation will be complied with by the Company. The amount due under the intervening legislation for any period prior to the Closing Date shall be paid by the Company, by drawing on funds timely supplied by the Seller. Thereupon, the cap set forth in Section 8.3.3 above shall be reduced accordingly by such portion paid by the Seller to the Company or the Purchaser and the relevant representations and warranties shall have no further effect to the extent the subject matter giving rise to the Claim and or the relevant breach of the relevant representations and warranties has been settled by the amnesty or alternative dispute resolution procedure.

The above procedure shall be applicable also in respect of amnesties or other intervening legislation concerning Taxes and social security. However, in this case the Company will take advantage of such intervening legislation only with the Purchaser’s consent, it being however understood that, in case the Purchaser does not provide its consent, the Seller’s liability shall be however limited to the amount that the Company would have paid if it had taken advantage of such intervening legislation.
8.3.10
The Seller shall not be liable under this Section 8 or otherwise in respect of any Loss, if and to the extent such Loss would not have arisen in the absence of a voluntary act, fact or omission after the Closing Date by the Purchaser or the Company, or any of their respective successors in interest, unless such voluntary act, fact or omission is required to comply with any Law or judgement.

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8.3.11
Any indemnification due by the Seller to the Purchaser shall be computed without regard to any multiple, price-earnings or equivalent ratio implicit or otherwise used in the negotiation or determination of the Purchase Price.

8.4	Purchaser’s Rights in respect of Losses
8.4.1	Subject to Section 8.3 above the Purchaser’s right in respect of Losses shall be subject to the following paragraphs of this Section 8.4.
8.4.2
The Purchaser hereby undertakes to provide the Seller and the Bank with written notice of any fact (including any third party claim or request, also from public authorities) which may result in the Purchaser’s and/or the Company’s suffering a Loss for indemnification of which the Seller may be held liable under this Agreement (the “Notice of Claim”), setting forth in reasonable detail (i) the claim which it intends to make (the “Claim”), (ii) the alleged amount of the indemnification sought, (iii) the representation, warranty or provision of this Agreement that the Purchaser assumes to be breached and (iv) all available documentation which may be necessary or appropriate for the purposes of enabling the Seller to be informed and to take any and all appropriate actions in respect of the Loss subject of the Claim. The Notice of Claim shall be dispatched promptly after knowledge thereof and in all events under penalty of forfeiture by and not later than 15 (fifteen) Business Days after such knowledge. In the event that the deadline for filing an appeal, opposition or to take any other action in respect of such Loss is less than 15 (fifteen) Business Days, the Notice of Claim shall be given to the Seller hereunder by the Purchaser within such shorter term as may be appropriate in the circumstances to allow the filing of such an appeal, opposition or to take such action. For the purposes of this provision, knowledge by the Purchaser shall mean the knowledge of the President, Vice President of Strategy and Vice President of Finance of Goodrich Actuation Systems Ltd. acting in the diligent performance of their respective roles and responsibilities with respect to the operation of the Company.

8.4.3
The Seller shall respond to the Notice of Claim within 15 (fifteen) days from receipt of the same. The Seller shall, subject to accepting liability for the Claim, have the right, but not the obligation, to direct the Company’s actions in respect of the circumstances which gave rise or might give rise to any Claim made by the Purchaser and in such event the Purchaser undertakes to ensure, upon request by the Seller, that the Company shall: (a) keep the Seller duly and promptly informed at all times of any notice, communication or other information however received by the Company in relation to the subject matter of such Claim; (b) cooperate with the Seller in respect of the relevant remedies and actions by giving the Seller full access to all records, files, data, and premises relating thereto and by providing the necessary support from employees of the Company; and (c) timely abide by any instructions of the Seller in the conduct of the legal proceedings and/or settlement negotiations and/or other initiatives in relation thereto. It is understood and agreed that if the Company’s failure or delay to comply with clauses (a), (b) or (c) above shall result in the Seller suffering Losses or in an increase of the Loss incurred by the Company or the Purchaser as a consequence of the Claim, the Loss to be indemnified by the Seller shall be reduced by the Loss suffered by it and/or shall not take into account the increase in the amount of the Loss caused by the Company’s failure or delay.

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8.4.4
Without prejudice to the foregoing, the Purchaser (a) shall not, and shall cause the Company not to, admit any liability, make acquiescence to, or settle any third party claim which gave rise or which may give rise to a Claim by the Purchaser, without the Seller’s prior written consent, which will not be unreasonably withheld, (b) shall take all reasonable actions, before and after the Notice of Claim, including resisting the relevant claims, which may be required to mitigate the amount of the Loss for which indemnity is sought hereunder, (c) shall cause the Company to take all such reasonable actions, before and after the Notice of Claim, including resisting the relevant claims, which may be required to mitigate the amount of the Loss for which indemnity is sought hereunder and (d) shall keep the Seller at all times promptly and fully informed of any such initiatives or actions under letter (b) and (c) above. It is understood and agreed that if the Purchaser’s or the Company’s failure or delay to comply with clauses (a), (b), (c) or (d) above shall result in the Seller suffering Losses or in an increase of the Loss incurred by the Company or the Purchaser as a consequence of the Claim, the Loss to be indemnified by the Seller shall be reduced by the Loss suffered by it and/or shall not take into account the increase in the amount of the Loss caused by the Purchaser’s or the Company’s failure or delay.

9.	REPRESENTATIONS, WARRANTIES AND INDEMNITY BY THE PURCHASER
9.1	Representations and Warranties
The Purchaser represents and warrants to the Seller as follows:
(a)
the Purchaser is a company duly organized, validly existing and in good standing under the laws of Italy and has all necessary power and authority to enter into this Agreement and carry out the transactions contemplated herein. The Purchaser has and will have adequate funds available to it to completely execute the transaction contemplated by this Agreement and pay the Seller the Purchase Price;

(b)
the execution of this Agreement, and the carrying out of the transactions contemplated herein, do not violate or conflict with the by-laws of the Purchaser or any other agreement entered into by the Purchaser;

(c)	all corporate actions necessary for the Purchaser to approve the execution of this Agreement have been obtained;
(d)
except for the Antitrust Clearances, the Purchaser may enter into this Agreement and consummate the transactions contemplated hereby without the necessity of obtaining the prior consent, authorization, or approval from any governmental authorities;

(e)
there is no Person that is entitled to a finder’s fee or any type of brokerage commission from the Seller in relation to or in connection with the transactions contemplated herein as a result of any agreement or understanding with the Purchaser, nor has the Purchaser had any dealings related to the transactions contemplated herein with any Person that may claim a brokerage or other commission from the Seller;

(f)	the Purchaser is directly or indirectly wholly owned by Goodrich Corporation, and
(g)
at the Execution Date the Purchaser (or its representatives and/or advisers after reasonable inquiry by the Purchaser) have no actual knowledge of any actual breach or violation of the Seller’s representations and warranties set forth in Section 7 above, that would entitle the Purchaser to a claim pursuant to Section 8.

Execution Copy — 31 March 2011
9.2	Indemnification by the Purchaser
The Purchaser hereby agrees to hold the Seller fully harmless from and indemnified against any and all loss, damage, expense, cost, fine, fee, penalty or injury including those resulting from any and all actions, suits, proceedings, demands, assessments or judgments, together with reasonable costs and expenses including the attorneys’ fees and other legal costs and expenses relating thereto actually suffered or incurred by the Seller if and to the extent such costs arise or result from the breach of the Purchaser’s representations and warranties set out in this Section 9.
9.3	Indemnification of the Directors, Statutory Auditors, Seller, Affiliates and others
Without prejudice to the right of the Purchaser to obtain indemnification pursuant to Section 8 above, which shall not be limited by the provisions of this Section 9.3:
(a)
except in the case of fraud or willful misconduct, the Purchaser hereby agrees and undertakes not to make any claim or action against the current directors, statutory auditors and senior managers of the Companies or against the Seller, based on any act or omission by any of them prior to the Closing (including, without limitation, for the exercise of direction and coordination activity); and

(b)
except in the case of fraud or willful misconduct, the Purchaser hereby agrees and undertakes to hold harmless and indemnify the current directors and statutory auditors of any of the Companies and the Seller from and against any and all claims, actions, damages, losses, liabilities, costs, expenses and payments that any of them may suffer or incur as a result of actions based on any act or omission by any of them prior to the Closing brought by any of the Company or the Purchaser (including without limitation for any possible claim based on the exercise of direction and coordination activity).

10.	ADDITIONAL COVENANTS
10.1	Information, Access and Cooperation
To the extent this is reasonably requested by the Seller, the Purchaser shall procure that the Company shall without delay provide to the Seller such information and access to, and copies of, the corporate books and records of the Company. The Purchaser shall also provide before and after the Closing (to the extent applicable) such information, documentation and other assistance and cooperation by it and the Company as it shall be reasonably requested by the Seller, as being necessary or useful to the Seller and its Affiliates with respect to required regulatory notifications, approvals and/or actions pertaining or relating to the transfer of ownership and control of the Company (including, without limitation, providing any relevant information and/or documentation on the Purchaser), in properly fulfilling their obligations pursuant to applicable tax or other laws or regulations, or to comply with its accounting policies and standards or, however, to give effect to the purposes of this Agreement.
10.2	URNI Filing
The Purchaser undertakes to duly file as soon as practicable after the Closing Date, and in any event not later than 10 (ten) Business Days thereafter, a notification to the Ufficio del Registro Nazionale delle Imprese militari (“URNI”) pursuant to Law No. 185 of July 9, 1990, as subsequently amended, with respect to the sale and purchase of the Quota.

Execution Copy — 31 March 2011
10.3	Filing with the Companies’ Register pursuant to Article 2497-bis
The Purchaser undertakes to ensure that the Company duly files, as soon as practicable after the Closing Date, and in any event not later than 15 (fifteen) Business Days thereafter, the required application to the competent Companies’ Register (Registro delle Imprese) to record that the Purchaser is the new entity exercising the activity of direction and coordination of the Company, and comply with all requirements of Article 2497-bis of the Italian Civil Code.
11.	MISCELLANEOUS
11.1	Entire Agreement — Modification
This Agreement and the Schedules thereto constitute the entire Agreement between the Parties relating to the subject matter hereof. Any modification of this Agreement or additional obligations assumed by any Party in connection with the subject matter hereof shall be binding only if in writing and signed by the duly authorized representatives of the Purchaser and the Seller.
11.2	Waiver
Except for the cases of forfeiture provided for by this Agreement, the waiver of any right under this Agreement by any Party hereto shall not be construed as a waiver of the same right at a future time or as a waiver of any other right under this Agreement.
11.3	Severability
Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition and unenforceability without invalidating the remaining provisions hereof. However, the Parties hereby undertake to use their best efforts to agree on substitute provisions that, while valid, will achieve as closely as possible the same economic effects as the invalid provisions.
11.4	Transfer Taxes
All transfer, stamp, sales, use, registration, recording, conveyancing, notarial and other such taxes, duties, fees, costs and expenses (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Purchaser.
11.5	Costs and Expenses
Each Party shall bear and pay its own legal and other professional costs in relation to this Agreement and the performance of the obligations contemplated by it, except that the costs of the transfer of the Quota will be borne by the Purchaser as provided in Section 11.4 above.
11.6	Confidentiality
The Parties shall keep, and shall cause their Affiliates, officers, directors, managers, employees and aviators to keep, secret and confidential this Agreement, and all transactions contemplated herein, provided that neither Party shall be in breach of this undertaking by virtue of any disclosure required by law or regulation, made pursuant to arbitration proceedings hereunder, or if necessary to enforce performance of this Agreement or any disclosure to each Party’s auditors. Except as otherwise required under any law enacted or rule issued by a government or other regulatory or stock exchange authority having jurisdiction on the Purchaser or the Seller, no publicity, release or announcement concerning the execution or performance of this Agreement, any of the provisions contained herein or the transactions contemplated hereby will be disclosed without the advance written consent and approval of the Seller and the Purchaser. It remains understood that (a) the Purchaser may disclose the Agreement to the banks and financial institutions that will provide the necessary financing to the Purchaser to consummate the Closing, if any, provided that, prior to making any such disclosure, the banks and financial institutions assume confidentiality undertakings towards the Seller and the Company acceptable to the same and (b) the Seller may disclose the existence and the contents of Section 9.3 to the current or past directors or statutory auditors, the Affiliates and the other Persons mentioned in Section 9.3.

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In the event the Closing does not occur for any reason whatsoever, this Agreement and any information provided by the Seller, the Company or their representatives or advisors to the Purchaser, its representatives or advisors or relating to the Company and the matters contemplated hereunder, shall be kept confidential as provided for in the Confidentiality Agreement which shall remain in full force and effect.
11.7	Notices
All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when sent by facsimile and subsequently delivered by hand against acknowledgement of receipt or mailed, certified or registered mail with postage prepaid or courier, as follows:
(a)	if to the Seller:
SSCP Aero Holdings SCA
9A Rue Gabriel Lippmann
L-5365 Munsbach
Grand Duchy of Luxembourg
Attention: Stefano Bonfiglio and James Birmingham
Tel.: + 352 24 616 020
Fax: + 352 24 616 016
with a copy to:
Pavia e Ansaldo Studio Legale
Via Del Lauro 7
20121 Milano
Attention: Stefano Bianchi and Michele Mocarelli
Tel.: + 39 02 8558 1
Fax: + 39 02 8558 2851
or to such other person or address as the Seller shall designate by notice in the manner provided in this Section 11.7;
(b)	if to the Purchaser:
Goodrich Italia S.r.l.
c/o Goodrich Corporation
2730 West Tyvola Road
Charlotte, NC 28217
United States of America
Attention: John Linker
Tel: +1 704 423 5846
Fax: +1 704 423 6317

Execution Copy — 31 March 2011
with a copy to:
Goodrich Corporation
Stratford Road
Solihull
B90 4LA
England
Attention: Rob Fulton
Tel:+44 121 451 5711
Fax:+44 121 451 5875
or to such other person or address as the Purchaser shall designate by notice in the manner provided in this Section 11.7.
11.8	Schedules
The following Schedules are an integral part of this Agreement:

Schedule 1.1(a)	Index of Data Room Documents
Schedule 1.1(b)	Disclosure Letter
Schedule 4.1(viii)	Budget
Schedule 6.2(a)	Deed of Transfer of the Quota
Schedule 6.2(c)(iv)	form of Bank Guarantee
Schedule 6.2(c)(v)	form of waiver of the Shareholder Loan
11.9	Assignment and obligations relating to the Company
11.9.1
This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective legal successors. Should the Seller resolve its winding-up, it shall notify the Purchaser and the Agreement, including all rights and obligations in respect thereto, shall be automatically transferred to the shareholders of the Seller as registered in the relevant shareholders’ register at the time of Closing. Neither this Agreement nor any of the rights, interests or obligations of the Seller or the Purchaser hereunder (including the Purchaser’s credits arising out of this Agreement pursuant to Section 8) shall be assigned without the prior written consent of the other Party. Regardless of the above, the Purchaser will be entitled to assign this Agreement and the relevant credits arising there from pursuant to Section 8 to any company directly or indirectly fully owned by Goodrich Corporation, without requiring the Seller’s consent.

11.9.2
Whenever in this Agreement it is provided that the Purchaser shall cause the Company to do, or procure or ensure that the Company does, something or similar expressions, the Company shall be deemed to include also any of its successors in interest.

11.10	Headings
The Section and Sub-section headings contained in this Agreement are an integral part of this Agreement.

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11.11	No Inducement or Reliance; Independent Assessment
Without prejudice to the specific representations and warranties contained in this Agreement, the Purchaser (A) acknowledges and agrees that no promise, representation or warranty (whether express or implied) as to the financial or economic estimates, analyses, budgets, business plans or future profitability, revenues, performance or prospects of the Company, has been made or is hereby being made by the Seller, its Affiliates or their employees, directors or advisors and (B) declares and states that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, that are not expressly set forth in this Agreement.
12.	APPLICABLE LAW — ARBITRATION
12.1	Applicable Law
This Agreement, including all Schedules, and the agreements, documents and instruments executed hereunder, shall be governed by and implemented, construed and interpreted in accordance with the substantive laws of Italy (with the exclusion of any conflict-of-laws rules).
12.2	Arbitration
(a)	Settlement of disputes.

The Parties shall use their best endeavours to amicably settle any dispute arising out of or in connection with the performance of any obligation undertaken hereunder. To this effect, the Parties shall consult and negotiate with each other in good faith in order to reach a just and equitable solution satisfactory to them. If the Parties do not reach such amicable solution within 30 (thirty) days from the receipt of written notice sent by one Party to the other Party expressly stating that such notice triggers the starting of the negotiation period hereunder, then the dispute shall be finally settled by arbitration under the Rules of the Camera Arbitrale Nazionale e Internazionale di Milano (the “Rules”).

(b)	Designation of Arbitrators.

There shall be three arbitrators, appointed in accordance with the Rules.

(c)	Place of arbitration.

Unless otherwise agreed in writing by the Parties, the arbitration shall take place in Milan, in the English language.

(d)	Costs of arbitration.

The cost of the arbitration, including attorneys’ fees, shall be assessed by the panel, which will be required to make such cost allocation with respect to any award issued.

(e)	Formal arbitration.

The arbitrators shall decide the dispute according to Articles 806 and following of Italian Code of Civil Procedure (“arbitrato rituale secondo diritto”) and the arbitration award will be binding upon the Parties and may not be subject to recourse for any reason other than those provided for by mandatory provisions set forth under Italian law and for violation of the rules applicable to the merits of the dispute pursuant to Article 829, 3rd paragraph of Italian Code of Civil Procedure.

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12.3	Exclusive Jurisdiction
Without prejudice to the provisions of Section 12.2 and to the jurisdiction of the arbitrators contemplated thereby, the Seller and the Purchaser hereby submit to the exclusive jurisdiction of any competent court in the City of Milan (Italy) any legal suit, action or proceeding (including provvedimenti cautelari) in connection with this Agreement which may not be settled or resolved by arbitration.

SSCP Aero Holdings SCA

(name) Stefano Bonfiglio

(title) Manager of the General Partner

Goodrich Italia S.r.l.

(name) John Linker

(title) Chairman of the Board of Directors

Execution Copy — 31 March 2011